June 25, 2002

Dear Cash Systems Management:

Please accept my resignation from the Board of Directors of Cash Systems, Inc. effective June 25, 2002.

Unfortunately due to an increase in my travel and workload schedule as business manager for the Sampson family business I regret that I can no longer effectively serve the board.

My involvement with Cash Systems since its inception has been very enjoyable and I am proud to have been the first outside investor into this venture.

I will remain an interested and active shareholder and will support the continued growth and future prosperity of Cash Systems, Inc.

Thank you for the opportunity to be involved and you have my best wishes for the continued success of the business.

Sincerely,

/s/ Russell S. Sampson

Russell S. Sampson